Mail Stop 4561

November 29, 2007

By U.S. Mail and facsimile to (201) 703-4171

William V. Hickey, Chief Executive Officer
Sealed Air Corporation
200 Riverfront Boulevard
Elmwood Park, NJ 07407-1033

      Re: Sealed Air Corporation
                Definitive 14A
                Filed April 5, 2007
                File No. 001-12139

Dear Mr. Hickey:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Attorney Advisor